November 12, 2008

VIA EDGAR SUBMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. William Friar

Re:	West Bancorporation, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed October 28, 2008
File No. 0-49677

Ladies and Gentlemen:

We are writing in response to the comments contained in the Staff’s comment letter dated November 7, 2008 (the “Comment Letter”) with respect to the preliminary proxy statement on Schedule 14A of West Bancorporation, Inc. (the “Company”), as filed with the SEC on October 28, 2008 (the “Proxy Statement”). Concurrently with the filing of this letter, the Company is filing a revised preliminary Proxy Statement (the “Revised Proxy Statement”).

For the convenience of the Staff, we have set forth the comments contained in the Comment Letter along with the responses of the Company.

Impact of the Capital Purchase Program

1. Please revise to clarify how you expect to use the proceeds of your proposed sale of securities to the Treasury Department.

Response: The Company has added a disclosure of its expected use of any proceeds from the sale of securities to the Treasury Department on page 4 of the Revised Proxy Statement under the caption “Proposal to Amend Restated Articles of Incorporation.”

2. Please discuss how your participation in the Capital Purchase Program may
•	require you to expand your board of directors to accommodate Treasury Department appointments to it;
•	require you to register for resale securities you have issued to the Treasury Department; and

•	impact how you operate your Company, for example, how the terms of participation will require you to restructure your executive compensation arrangements.

Response: In response to the comment regarding the board of directors, the Company has added disclosure on page 4 of the Revised Proxy Statement under the caption “Proposal To Amend Restated Articles Of Incorporation” that describes the circumstances under which the Company would be required to expand its board of directors to accommodate the right of the holders of the senior preferred shares sold to Treasury to elect two directors.

In response to the comment regarding the Company’s requirement to register securities issued to the Treasury Department, the Company has added disclosure on page 4 of the Revised Proxy Statement under the caption “Proposal to Amend Restated Articles of Incorporation” that describes that requirement.

In response to the comment regarding the impact that participation in the Capital Purchase Program would have on the Company’s operations, the Company notes that the Proxy Statement includes disclosure regarding the fact that if senior preferred shares were sold to the Treasury Department, the Company would not be able to increase its dividend rate on common stock or make certain repurchases of its common stock for three years, without the consent of the Treasury Department. The Company does not believe that participation in the Capital Purchase Program would have any other material impact on the operations of the Company. The Company has added disclosure on page 4 of the Revised Proxy Statement under the caption “Proposal To Amend Restated Articles Of Incorporation” to the effect that if it sells senior preferred shares under the Capital Purchase Program, it will not need to modify any plans or contracts to comply with limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008.

3. Disclose, if true, that the Treasury Department is not obligated to accept your application to participate in the Capital Purchase Program and that the estimated proceeds of your proposed sale of securities to the Treasury Department are not guaranteed.

Response: The Company has added a disclosure on page 4 of the Revised Proxy Statement under the caption “Proposal To Amend Restated Articles Of Incorporation” to the effect that the Treasury Department is not obligated to accept the Company’s application to participate in the Capital Purchase Program and that the Treasury Department may decide not to purchase any senior preferred shares from the Company

4. Disclose any material effect on your liquidity, capital resources or results of operations if the proposal is approved and the Treasury Department denies your application.

Response: The Company believes that there would be no material effect on the Company’s liquidity, capital resources or results of operation if the Company’s application to participate in the Capital Purchase Program is denied. As noted in the Proxy Statement, at September 30, 2008, the Company and its principal subsidiary, West Bank, had capital ratios in excess of those required to be considered well-capitalized under banking regulations. The Company has applied for participation in the Capital Purchase Program because additional capital under the program would provide additional flexibility to meet future capital needs that may arise and because it believes the cost of capital available through the program appears favorable. It is not applying to participate in the program because of any current need for capital. Accordingly, the Company has not made any changes to the Proxy Statement in response to this comment.

5. Disclose the company’s common stock market price as of a recent date, or disclose the market price using a 20-day trailing average.

Response: The Company has added a disclosure of the 20-day trailing average of the Company’s common stock price as of November 7, 2008 on page 4 of the Revised Proxy Statement under the caption “Proposal to Amend Restated Articles of Incorporation.”

6. Disclose whether you will modify any plans or contracts to comply with limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008.

Response: The Company has added a disclosure on page 4 of the Revised Proxy Statement under the caption “Proposal To Amend Restated Articles Of Incorporation” to the effect that it will not need to modify any plans or contracts to comply with limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008.

Financial Statements

7. Item 13 of Schedule 14A requires you to include financial information in your proxy statement if you are seeking authorization to issue common or preferred stock under certain circumstances. We note that you have not included financial information in your proxy statement. Please explain to us why you believe financial statements are not material in connection with issuing the warrants to purchase common stock. See Note A to Schedule 14A and Instruction 1 to Item 13(a) of Schedule 14A.

If you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your financial statements, you may provide a discussion of the pro forma effect rather than pro forma financial statements. In your discussion, please address the impact of both the minimum and maximum estimated proceeds.

Response: Instruction 1 to Item 13 of Schedule 14A provides that the information required by paragraph (a) of Item 13 (i.e. the financial statements and related financial information) may be omitted if not "material for the exercise of prudent judgment in regard to the matter to be acted upon." It further provides that "in the usual case the information is deemed material to the exercise of prudent judgment where the matter to be acted upon is the authorization ... of a material amount of senior securities, but the information is not deemed material where the matter to be acted upon is ... the authorization of preferred stock without present intent to issue or the authorization of preferred stock for issuance for cash in an amount constituting fair value." Here, the Company is seeking the authorization of a class of preferred stock without the intent to issue, except possibly under the Capital Purchase Program, and if it does issue shares under the Capital Purchase Program, it will be for cash in an amount constituting fair value. In any event, the Company believes that the information required by paragraph (a) of Item 13 is not material to shareholders in deciding on how to vote on the proposal to amend the Restated Articles of Incorporation of the Company. The possible sale of securities to the Treasury Department (which will not exceed $36 million in proceeds) will not have a material impact on the Company’s financial statements so we believe that no pro forma information is required. The Company estimates that, assuming the sale of $36 million of senior preferred shares to the Treasury and a warrant exercise price equal to the 20-trading day trailing average of the Company’s Common Stock as of November 7, 2008, the number of shares of Common Stock that would be issued upon exercise in full of the warrants would be approximately three percent of the current Common Shares outstanding. Further, the estimated annualized impact on net income available to common shareholders based on such assumptions would be approximately $0.04 per common share. We further note that, if the Staff were to disagree with the Company’s position as set forth in this paragraph, the Company would be able to incorporate by reference the financial information otherwise required by paragraph (a) of Item 13.

The Company has set a record date for the special meeting of its shareholders of November 7 and would like to mail the definitive Proxy Statement on November 14 so it can hold a special meeting of its shareholders on December 10. We would appreciate your efforts to allow us to meet this schedule.

If you have any questions regarding the foregoing or the Revised Proxy Statement, please contact the undersigned at 515-222-2309

Sincerely,

/s/ Douglas R. Gulling
Douglas R. Gulling
Executive Vice President and Chief Financial Officer

November 12, 2008

VIA EDGAR SUBMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: William Friar

Re:	West Bancorporation, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed November 10, 2008
File No. 0-49677

Ladies and Gentlemen:

We are writing in response to the request contained in the Staff’s comment letter dated November 7, 2008 (the “Comment Letter”) for a written statement with respect to the preliminary proxy statement on Schedule 14A of West Bancorporation, Inc. (the “Company”), as filed with the SEC on October 28, 2008 (the “Proxy Statement”). In this regard, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement as filed with the Securities and Exchange Commission (the “Commission”);
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and
•	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely

WEST BANCORPORATION, INC.

By:	/s/ Douglas R. Gulling
Name:	Douglas R. Gulling
Title:	Executive Vice President and Chief Financial Officer